Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2019 (Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lithium Americas Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Lithium Americas Corp. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income/(loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada

March 12, 2020

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		December 31,	December 31,
	Note	2019	2018
		$	$
CURRENT ASSETS
Cash and cash equivalents¹	4	83,614	41,604
Receivables, prepaids and deposits		2,595	1,947
Deferred financing costs		1,190	1,767
Inventories		1,236	1,617
		88,635	46,935
Assets held for sale		4,279	-
		92,914	46,935

NON-CURRENT ASSETS
Restricted cash		150	150
Loans to Joint Operation	5	37,959	12,609
Investment in Joint Venture	5	-	35,282
Property, plant and equipment	6	158,924	5,423
Exploration and evaluation assets	7	3,852	3,540
		200,885	57,004
TOTAL ASSETS		293,799	103,939

CURRENT LIABILITIES
Accounts payable and accrued liabilities		11,879	2,822
Current portion of long-term liabilities	8	3,111	539
		14,990	3,361
LONG-TERM LIABILITIES
Credit facility	8	83,043	17,356
Joint Operation borrowings	8	28,845	-
Decommissioning provision		633	269
Foreign withholding tax liability	15	1,445	-
Other liabilities	8	5,222	671
		119,188	18,296
TOTAL LIABILITIES		134,178	21,657

SHAREHOLDERS’ EQUITY
Share capital		200,913	197,991
Contributed surplus		28,404	26,172
Accumulated other comprehensive loss		(3,867)	(4,293)
Deficit		(65,829)	(137,588)
TOTAL SHAREHOLDERS’ EQUITY		159,621	82,282
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		293,799	103,939

1 Cash and cash equivalents as at December 31, 2019 include the Company’s 50% share ($52,495) of the Joint Operation’s cash and cash equivalents of $104,989.

Subsequent events (Note 19)

Approved for issuance on March 12, 2020

On behalf of the Board of Directors:

“Gary Cohn”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Years Ended December 31,
	Note	2019	2018
		$	$
EXPENSES
Exploration expenditures	12	(8,525)	(10,015)
General and administrative	11	(6,692)	(8,750)
Stock-based compensation	9	(4,119)	(4,592)
Share of income/(loss) in Joint Venture	5	3,648	(347)
		(15,688)	(23,704)
OTHER ITEMS
Gain on dilution of interest in Joint Venture	5	74,492	-
Gain on increase of interest in Joint Venture	5	-	6,104
Transaction costs	5	(1,102)	(974)
Foreign exchange (loss)/gain		(326)	3,828
Finance costs		(2,928)	(343)
Finance and other income		855	1,267
		70,991	9,882
NET INCOME/(LOSS) BEFORE TAX		55,303	(13,822)
Tax expense	15	(1,445)	-
NET INCOME/(LOSS) BEFORE DISCONTINUED OPERATIONS		53,858	(13,822)
LOSS FROM DISCONTINUED OPERATIONS	18	(2,193)	(14,445)
NET INCOME/(LOSS)		51,665	(28,267)

OTHER COMPREHENSIVE INCOME/(LOSS)
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET INCOME/(LOSS)
Unrealized gain/(loss) on translation to reporting currency		426	(4,179)

TOTAL COMPREHENSIVE INCOME/(LOSS)		52,091	(32,446)
INCOME/(LOSS) PER SHARE FROM CONTINUING OPERATIONS
Income/(loss) per share - basic		0.60	(0.16)
Income/(loss) per share - diluted		0.59	(0.16)
INCOME/(LOSS) PER SHARE
Income/(loss) per share - basic		0.58	(0.32)
Income/(loss) per share - diluted		0.56	(0.32)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC		89,138	88,598
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- DILUTED		91,750	88,598

3

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of Shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2017	88,479	197,390	20,812	(114)	(109,321)	108,767
Shares issued on conversion of RSUs and exercise of options	249	601	(592)	-	-	9
Stock-based compensation (Note 9)	-	-	4,684	-	-	4,684
DSUs and RSUs issued in lieu of directors' fees and salaries	-	-	1,268	-	-	1,268
Net loss	-	-	-	-	(28,267)	(28,267)
Other comprehensive loss	-		-	(4,179)	-	(4,179)
Balance, December 31, 2018	88,728	197,991	26,172	(4,293)	(137,588)	82,282
Shares issued on conversion of RSUs, DSUs, and exercise of stock options	1,115	2,922	(2,354)	-	-	568
Stock-based compensation (Note 9)	-	-	4,128	-	-	4,128
DSUs issued in lieu of directors' fees	-	-	458	-	-	458
Credit to equity as a result of the Project Investment (Note 5)	-	-	-	-	20,094	20,094
Net Income	-	-	-	-	51,665	51,665
Other comprehensive income	-	-	-	426	-	426
Balance, December 31, 2019	89,843	200,913	28,404	(3,867)	(65,829)	159,621

4

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

	Years Ended December 31,
	2019	2018
	$	$
OPERATING ACTIVITIES
Net income/(loss) for the year	51,665	(28,267)
Items not affecting cash:
Stock-based compensation	4,128	4,731
Depreciation	1,062	1,364
Foreign exchange loss/(gain)	326	(3,828)
Share of (income)/loss in Joint Venture	(3,648)	347
Inventories write down	-	326
Gain on dilution of interest in Joint Venture	(74,492)	-
Gain on increase of interest in Joint Venture	-	(6,104)
Impairment of Organoclay property, plant and equipment	-	11,580
Accrued interest and other expenses	744	987
Changes in non-cash working capital items:
Decrease/(increase) in receivables, prepaids and deposits	2,011	(264)
Decrease in inventories	343	443
Increase in accounts payable and accrued liabilities	214	141
Net cash used in operating activities	(17,647)	(18,544)
INVESTING ACTIVITIES
Loans to Joint Venture (Note 5)	(66,250)	(24,000)
Repayment of loans to Joint Venture and accrued interest (Note 5)	8,778	25,000
Contribution to Joint Venture	(1,019)	(11,337)
Cash acquired as a result of Joint Operation accounting (Note 5)	79,984	-
Additions to exploration and evaluation assets	(560)	(1,416)
Release of restricted cash	-	1,666
Additions to property, plant and equipment	(29,290)	(586)
Net cash used in investing activities	(8,357)	(10,673)
FINANCING ACTIVITIES
Proceeds from stock option exercises	568	9
Drawdowns from the credit facility (Note 8)	66,250	17,500
Debt financing costs paid	-	(1,550)
Finance lease repayments	(269)	(52)
Repayment of long-term borrowings	(135)	(129)
Other (Note 8)	1,500	-
Net cash provided by financing activities	67,914	15,778
EFFECT OF FOREIGN EXCHANGE ON CASH	100	(351)
CHANGE IN CASH AND CASH EQUIVALENTS	42,010	(13,790)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR	41,604	55,394
CASH AND CASH EQUIVALENTS - END OF THE YEAR	83,614	41,604

Supplemental disclosure with respect to cash flows (Note 14).

Cash flow of discontinued operation (Note 18).

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). The Company and Ganfeng Lithium Co. Ltd., (“Ganfeng”) are joint operation partners in Minera Exar. Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "LAC".

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and property, plant and equipment are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

Upon closing of the previously announced Project Investment (as defined in Note 5 below) on August 16, 2019, the Cauchari-Olaroz project is accounted for as a joint operation and the Company recognizes its share of any assets, liabilities, revenues and expenses of the project (refer to Note 5).

2.	BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved for issuance by the Board of Directors on March 12, 2020.

These consolidated financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements, unless otherwise stated.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

Significant areas where judgment is applied, apart from those involving estimations, are:

Joint Arrangements

If a company is a party to an arrangement over which it does not have sole control, judgment is required in determining whether joint control over this arrangement exists and, if so, which parties have joint control and whether an arrangement is a joint venture or joint operation. In assessing whether joint control exists, the Company analyzes the activities of each arrangement and determines which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. The Company may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If a company has joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether a company has rights to the assets and obligations for the liabilities relating to the arrangement or whether a company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give the Company rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement.

On closing of the Project Investment (as defined in Note 5) Lithium Americas and Ganfeng implemented certain amendments to the Shareholders Agreement governing the Cauchari-Olaroz joint arrangement, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the project and an obligation to purchase all of the output of Minera Exar at market price.

Facts and circumstances have led the Company to conclude that upon closing of the Project Investment, Minera Exar and Exar Capital B.V. are a joint operation for the purposes of the Company’s consolidated financial statements. The other facts and circumstances considered include the provision of output to the parties of the joint arrangement, agreement by the Company and Ganfeng to fund the construction of the project, jointly control the project’s budget, be the sole source of funding for Minera Exar, and distribute the project’s free cash flow (as defined in the Shareholders’ Agreement) upon commencement of commercial production. For Minera Exar, the Company and Ganfeng will take their share of the output from the assets directly over the life of the arrangement. Exar Capital B.V. is subject to the same constraints and controls as Minera Exar.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Prior to closing of the Project Investment, Minera Exar and Exar Capital B.V. were accounted for as a Joint Venture under the equity method. The accounting treatment for these entities may be reassessed in 2020 in case the most recent transaction with Ganfeng is closed (refer to Note 19, Subsequent Events).

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2019.

Impairment of the Company’s share of the Joint Operation’s property, plant and equipment

The application of the Company’s accounting policy for the impairment assessment of its share of the Joint Operation’s property, plant and equipment requires judgment to determine whether indicators of impairment exist. A review of impairment indicators is performed at the Joint Operation’s level and includes consideration of both external and internal sources of information, including factors such as market and economic conditions, taxation, prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has performed an assessment and concluded that no impairment indicators exist as of December 31, 2019.

Functional currency

Items included in the financial statements of each of the Company’s subsidiaries and the Joint Operation are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2018, the functional currency of Minera Exar was changed from the Argentine peso to the US dollar as a result of the start of significant construction activities, denominated mainly in US dollars, adoption of the construction budget and in anticipation of the US dollar denominated indebtedness to be undertaken by Minera Exar in 2018 to finance the construction.

Principles of Consolidation

These consolidated financial statements include the accounts of Lithium Americas Corp. and its wholly-owned USA subsidiaries Lithium Nevada Corp., KV Project LLC, and RheoMinerals Inc., and Canadian wholly-owned subsidiary 2265866 Ontario Inc. All inter-company transactions and balances have been eliminated.

Subsidiaries are all entities over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and are the only source of funding the liabilities relating to the arrangement. In relation to the Company’s interest in the joint operation, the Company recognizes its share of any assets, liabilities, revenues and expenses of the joint operation.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method. On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars. The functional currency of all subsidiaries in the Company’s group is the US dollar, while the functional currency of Lithium Americas Corp. is the Canadian dollar. The functional currency of Minera Exar S.A., the Company’s Joint Venture, is the US dollar.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.SIGNIFICANT ACCOUNTING POLICIES (continued)

Parent and Subsidiary Companies

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each reporting date are translated at the closing rate at that reporting date;
•

income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive loss.

The Company recognizes its share of the exchange differences of its joint ventures which result from translation of the results and financial position of its foreign joint ventures from the functional currency to the presentation currency.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an ownership interest in a foreign operation which remains a subsidiary or a joint venture, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests. Ownership interest is treated solely as a percentage ownership in a subsidiary or a joint venture.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments which can be withdrawn at any time, which is subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures not including the acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability based on a combination of the following factors:

•	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
•	The status of environmental permits; and
•	The status of mining leases or permits.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production.  After recognition, the Company uses the cost model for exploration and evaluation assets.

The Company assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment.  A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and foreign exchange losses or gains on borrowings and related cash used to construct qualifying assets as defined under IFRS. During the development and commissioning phase, pre-production expenditures, net of incidental proceeds from sales during this period, are capitalized to the asset under construction and equipment. Capitalization of costs incurred ceases when commercial production commences in the manner intended by management.  The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

•	Process testing facility equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•	Office equipment included in “Other” – declining balance method at 20% annual rate; and
•	Other equipment included in “Other” – straight-line basis over the estimated useful life of 7-15 years.

The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end.  The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. Impairment indicators are evaluated and, if considered necessary, an impairment assessment is carried out.  If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  These are typically individual mines, plants or development projects.

Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company leases offices, buildings, equipment and cars. Lease contracts are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Until the year ended December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payment that are based on an index or a rate;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.SIGNIFICANT ACCOUNTING POLICIES (continued)

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;
•	any lease payments made on or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Inventories

Organoclay products, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress is determined by the weighted average cost method and comprises raw materials, direct labour, and other direct costs, as well as related production overheads including applicable depreciation on property, plant and equipment.  Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period.  When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value.  Cost includes acquisition, freight and other directly attributable costs.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets and liabilities are classified as and measured at: amortized cost, fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“OCI”) according to their contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. All of the Company’s financial assets fall under this category.

Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through OCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, Financial Instruments (“IFRS 9”), which requires expected lifetime losses to be recognised from initial recognition of the receivables.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets requiring a substantial period of time to get ready for their intended use or sale are capitalized as part of the cost of that asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activities necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas.  Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs.  The cost estimates are updated during the life of the operation to reflect known development, such as revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.  The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within capital assets.  These costs are then depreciated over the lives of the asset to which they relate, typically using the units of production method.  The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of comprehensive (loss)/income as a financing cost.  Provision is made for the estimated present value of the costs of environmental cleanup obligations outstanding at the statement of financial position date.

Income Taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.  Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting or taxable loss, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Revenue

The Company recognizes revenue from the sales of products when a customer obtains control of the product and the Company has satisfied its performance obligation.

These criteria are generally met at the time the product is shipped or delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained.  Revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale.

Earnings/(Loss) per Share

Basic earnings/(loss) per share is computed by dividing the net earnings or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period. The diluted earnings/loss per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

Stock-Based Compensation

From time to time the Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers.  The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.  These costs are charged to the statement of comprehensive (loss)/income over the stock option vesting period.

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.  Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus.  The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

The Company’s equity incentive plan also allows the grant of restricted share units, performance share units and deferred share units. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Newly adopted accounting standards and amendments

Leases

The Company adopted IFRS 16, Leases, as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where the leases were recorded from that date forward and comparative information was not restated. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The Company recorded right-of-use assets of $296 within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate on January 1, 2019. As a result, the Company recorded lease liabilities of $296 as at January 1, 2019.

As part of the initial application of IFRS 16 the Company elected to apply the following practical expedients:

•	the previous determination of whether a contract is, or contains, a lease pursuant to IAS 17 and IFRIC 4 has been maintained for existing contracts;
•	not recognize a right-of-use asset or lease liability for leases where the lease term ends within 12 months of the date of initial application;
•	rely on the Company’s assessment of whether leases are onerous contracts as an alternative to an impairment review;
•	exclude initial direct costs from the right-of-use asset; and
•	use hindsight when assessing the lease term.

The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 5% per annum.

Accounting policy for leases, disclosed earlier in this section, has been applied as of January 1, 2019 on adoption of IFRS 16.

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4.	CASH AND CASH EQUIVALENTS

	As at December 31,	As at December 31,
	2019 $	2018 $
Cash	53,894	2,905
Short-term bank deposits	29,720	38,699
	83,614	41,604

As at December 31, 2019, $388 of cash was held in Canadian dollars (December 31, 2018 – $215), $1,011 of cash was held in US dollars (December 31, 2018 – $2,691) and the Company’s $52,495 share of Joint Operation’s cash was held in US dollars. Cash at bank balances earn interest between 0.25-1.5%. Short-term bank deposits are held in US dollars and earn interest between 1.0-2.81%.

5.	JOINT OPERATION

The Company and Ganfeng are shareholders in Minera Exar, the jointly controlled company that holds the Cauchari-Olaroz project located in Jujuy province of Argentina. In addition, the Company and Ganfeng are shareholders in Exar Capital B.V., the jointly controlled company in the Netherlands that provides financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project.

On August 16, 2019, the Company closed the transaction agreement whereby Ganfeng agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar, for cash consideration of $160,000 (such transaction, the “Project Investment”). As a result, Ganfeng increased its direct interest in Minera Exar from 37.5% to 50%, and diluted Lithium Americas’ interest from 62.5% to 50%, each subject to the rights of JEMSE (a company owned by the Government of Jujuy province) to acquire an 8.5% interest in Minera Exar. The Company’s and Ganfeng’s interests in Exar Capital B.V. remained unchanged.

On closing of the Project Investment, Minera Exar repaid an $8,000 loan made by the Company, together with accrued but unpaid interest thereon.

During the year ended December 31, 2019, the Company recognized $1,102 of transaction costs related to the Project Investment as an expense in the statement of comprehensive income/(loss).

Beginning on August 16, 2019, and as at December 31, 2019, the Company recognized its share of the assets and liabilities of Minera Exar and Exar Capital B.V., including its share of Minera Exar’s cash and cash equivalents of $52,495 and its share of Minera Exar’s property, plant and equipment of $159,851. Upon transition from Joint Venture accounting to Joint Operation accounting (refer to Note 3), $20,094 was credited to the Company’s deficit as a result of a difference between the proportion of the Company’s and Ganfeng’s loan funding of and the respective ownership interests in Exar Capital B.V.

The Joint Operation’s Cauchari-Olaroz project is in the development phase and accordingly, all costs directly attributable to the project are capitalized.

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	JOINT OPERATION (continued)

Gain on Dilution of interest in Joint Venture

Upon closing of the Project Investment the Company recognized a $74,492 gain on dilution of its interest in the Joint Venture which was calculated as follows:

$
Company’s 50% share of the $160,000 increase in Minera Exar's share capital	80,000
Carrying value of the Company's diluted share in Investment in Joint Venture	(5,508)
Gain on dilution of interest in Joint Venture	74,492

Investment in Joint Venture

Prior to the closing of the Project Investment on August 16, 2019 Minera Exar and Exar Capital B.V. were accounted for as a Joint Venture:

	Minera Exar S.A.	Exar Capital B.V.	Total
	$	$	$
Investment in Joint Venture, as at December 31, 2017	19,637	-	19,637
Share of (loss)/income of Joint Venture	(1,077)	730	(347)
Contribution to Joint Venture	11,403	7,390	18,793
Return of the investment	(8,004)	-	(8,004)
Increase in Company's share	6,104	-	6,104
Elimination of unrealized gain on intercompany transactions	(833)	(68)	(901)
Investment in Joint Venture, as at December 31, 2018	27,230	8,052	35,282
Share of (loss)/income of Joint Venture	(414)	4,062	3,648
Contribution to Joint Venture	1,059	37,423	38,482
Elimination of unrealized gain on intercompany transactions	(334)	(1,576)	(1,910)
Share of increase in Minera Exar net assets as a result of the Project Investment, less diluted interest	74,492	-	74,492
Transition to Joint Operation accounting	(102,033)	(47,961)	(149,994)
Investment in Joint Venture, as at December 31, 2019	-	-	-

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	JOINT OPERATION (continued)

Loans to Minera Exar and Exar Capital B.V.

The Company has entered into the following loan agreements with Minera Exar and Exar Capital B.V., the terms of which are summarized below:

$
Loans to Joint Venture, as at December 31, 2017	11,479
Loans granted to Minera Exar in 2018, maturity 7 years, interest rate LIBOR+7.57%	16,500
Repayment of principal and accrued interest	(18,740)
Accrued interest	1,697
Loans granted to Exar Capital B.V., maturity 7 years, interest rate LIBOR+9.89%	7,500
The difference between the face value and the fair value of loans to Exar Capital B.V.	(5,827)
Loans to Joint Venture, as at December 31, 2018	12,609
Accrued interest	3,791
Loans granted to Exar Capital B.V., maturity 7 years, interest rate LIBOR+9.89%	66,250
The difference between the face value and the fair value of loans to Exar Capital B.V.	(37,423)
Repayment of loan to Minera Exar and accumulated interest thereon	(8,778)
Share of loans of the Joint Operation	23,241
Elimination of loans as a result of Joint Operation accounting	(21,731)
Loans to Joint Operation, as at December 31, 2019	37,959

The interest on the loans to Minera Exar is accrued semi-annually on a non–compounding basis. The proceeds from the loans are being used by Minera Exar for project exploration, mining construction and development purposes. As part of the Project Investment, Minera Exar repaid $8,778 in loans and accrued interest to the Company.

The loans to Exar Capital B.V. are non-interest bearing and are provided to fund the construction of the Cauchari-Olaroz project. The loans are accounted for initially at fair value and subsequently at amortized cost. The fair value of the loans at inception was calculated using discounted cash flow technique applying market interest rates. The difference between the face value and the fair value of $37,423 in the reporting period was previously recognized as part of Investment in Joint Venture. On transition to Joint Operation accounting, the uneliminated difference between the face value and the fair value of loans provided to the Joint Operation as a result of a difference between the proportion of the Company’s and Ganfeng’s loan funding of and the respective ownership interests in Exar Capital B.V. was recognized in deficit in accordance with IFRS 11.

Upon closing of the Project Investment and transition to Joint Operation accounting, the Company recognized its $23,241 share of loans of Exar Capital B.V. to Minera Exar. At the same time $21,731 of the Company’s loans to Exar Capital B.V. were eliminated, which represents 62.5% of the total amount of loans granted by the Company to Exar Capital B.V.

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	JOINT OPERATION (continued)

Joint Operation Commitments and Contingencies

As at December 31, 2019, the Company’s 50% share of the Joint Operation’s commitments and contingencies is as follows:

•	Annual royalty of $100 due in May of every year and expiring in 2041;
•

Community programs agreements with six communities located in the Cauchari-Olaroz project area have terms from five to thirty years. The annual fees due are $186 in 2020, $198 in 2021 and $278 between 2022 and 2061, assuming that these agreements will be extended for the life of the project. The annual fees are subject to change. The Joint Operation’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations on the project.

•	Commitments related to contracts for construction of evaporation ponds and other construction contracts of $14,596.

Los Boros Option Agreement

On September 11, 2018, the Joint Venture exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to the Joint Venture of certain mining properties that comprised a portion of the Cauchari-Olaroz project.

Under the terms of the Option Agreement, the Joint Venture paid $100 upon signing and exercised the purchase option for the total consideration of $12,000 to be paid in sixty quarterly instalments of $200. The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: the third anniversary of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As security for the transfer of title to the mining properties, Los Boros granted to the Joint Venture a mortgage over those mining properties for $12,000. In accordance with the Option Agreement, on November 27, 2018 Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the commercial plant construction start date.

According to the Option Agreement, a 3% net profit interest royalty will have to be paid to Los Boros by the Joint Venture for 40 years, payable in Argentinian pesos, annually within the 10 business days after calendar year end.

The Joint Venture can cancel the first 20 years of net profit interest royalties in exchange for a one-time payment of $7,000 and the next 20 years for an additional payment of $7,000.

JEMSE Arrangement

During 2012 Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and the provision of management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project.  These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The distribution of dividends to JEMSE and other shareholders in the project will only be considered once all annual commitments related to the project debt have been met.

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

6.	PROPERTY, PLANT AND EQUIPMENT

	Cauchari-Olaroz Project[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2017	-	386	2,143	5,562	11,495	636	20,222
Additions	-	-	-	624	-	187	811
Disposals	-	-	-	(1,120)	(24)	-	(1,144)
As at December 31, 2018	-	386	2,143	5,066	11,471	823	19,889
Adjustment on adoption of IFRS 16 (Note 3)	-	-	-	-	-	296	296
Restated balance at January 1, 2019	-	386	2,143	5,066	11,471	1,119	20,185
50% of Minera Exar fixed assets	124,752	-	-	-	-	-	124,752
Additions	31,447	-	-	526	-	1,046	33,019
Capitalization of interest	2,110	-	-	-	-	-	2,110
Disposal of fixed assets	-	-	-	-	-	(60)	(60)
Reclassification to assets held for sale (Note 18)	-	(386)	(2,143)	(4,641)	(11,471)	(216)	(18,857)
As at December 31, 2019	158,309	-	-	951	-	1,889	161,149

	Cauchari-Olaroz Project[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2017	-	-	183	783	1,006	180	2,152
Depreciation for the year	-	-	107	406	576	121	1,210
Disposals	-	-	-	(476)	-	-	(476)
Impairment	-	-	545	1,146	9,889	-	11,580
As at December 31, 2018	-	-	835	1,859	11,471	301	14,466
50% of Minera Exar accumulated depreciation	1,260	-	-	-	-	-	1,260
Depreciation for the year	195	-	75	425	-	431	1,126
Disposals of fixed assets	-	-	-	-	-	(50)	(50)
Reclassification to assets held for sale (Note 18)	-	-	(910)	(2,087)	(11,471)	(109)	(14,577)
As at December 31, 2019	1,455	-	-	197	-	573	2,225

	Cauchari-Olaroz Project[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Net book value
As at December 31, 2018	-	386	1,308	3,207	-	522	5,423
As at December 31, 2019	156,854	-	-	754	-	1,316	158,924

[1] Cauchari-Olaroz Project includes the Company’s 50% share of the Cauchari-Olaroz project construction costs and project-related costs incurred directly by the Company.

2 Other category includes right of use assets with $1,140 cost and $259 accumulated depreciation as at December 31, 2019.

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets relating to the Thacker Pass project were as follows:

	December 31, 2019	December 31, 2018
	$	$
Acquisition costs
Balance, beginning	3,540	2,104
Additions	560	1,436
Write offs	(248)	-
Total exploration and evaluation assets	3,852	3,540

The Company has the following contingent obligations to make future royalty and other payments on the Thacker Pass project. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the Thacker Pass project.

•	$2 per year in advance net smelter return royalty payments due on November 15 on four mining claims. The Company’s interest in these claims is subject to a 1.5% net smelter return royalty;
•	20% royalty on revenue solely in respect of uranium;
•

8% gross revenue royalty on all claims up to a cumulative payment of $22,000.  The royalty will then be reduced to 4% for the life of the project.  The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000;

•	Option payments of $110 payable in 2020, $137.5 in 2021 and 2022, and $2,887.5 in 2023 to purchase water rights.

8.LONG-TERM BORROWINGS

	As at December 31,	As at December 31,
	2019 $	2018 $
Current portion of long-term borrowings
Accrued interest	2,662	338
Other liabilities	449	201
	3,111	539
Long-term borrowings
Credit facility (net of financing costs)	83,043	17,356
Share of Joint Operation borrowings	28,845	-
Other liabilities	5,222	671
	117,110	18,027
	120,221	18,566

23

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

8.	LONG-TERM BORROWINGS (continued)

Credit Facility

During the year ended December 31, 2019, the Company received $66,250 from its drawdowns of the $205,000 senior credit facility, comprised of $43,063 from Ganfeng and $23,187 from BCP Innovation Pte Ltd. (“Bangchak”). The total drawn under the facility as at December 31, 2019, was $83,750. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. Repayments of borrowings made under the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, in an amount equal to 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement). As security for the facility, the Company granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz Project.

Joint Operation borrowings

The Company recognized its 62.5% share of Exar Capital B.V. loans received from Ganfeng. Loans are non-interest bearing and have a $28,845 carrying value (discounted) and a $59,694 face value net of financing costs as at December 31, 2019.

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of 1-month LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount of 50% of Minera Exar’s cash flows and repayment will start once the Company’s obligations with respect to the $205,000 senior credit facility are met. The Company had not made any drawdowns on the Limited Recourse Loan Facility as at December 31, 2019 (refer to Note 19, Subsequent events). The $205,000 senior credit facility and the Limited Recourse Loan Facility contain operating and reporting covenants, which the Company was in compliance with as at December 31, 2019.

Other Liabilities

Other liabilities consist of lease liabilities, $1,500 mining contractor liability (Note 12) and the Company’s share of Minera Exar long-term liabilities recorded as a result of joint operation accounting, including a $2,236 long-term payable for certain mining properties that comprised a portion of the Cauchari-Olaroz project, acquired by the Company in 2018 upon exercise of the Los Boros option agreement (Note 5).

9.EQUITY COMPENSATION

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting; and (3) for independent directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  Under the Plan, common shares reserved for issuance of Stock Options, RSUs, PSUs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

24

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	EQUITY COMPENSATION (continued)

Restricted Share Units (in thousands)

During the year ended December 31, 2019, the Company granted 955 RSUs to its executive officers, consultants and employees. The total estimated fair value of the RSUs was $4,613 (2018 - $1,048) based on the market value of the Company’s shares on the grant date.

As at December 31, 2019, $981 of the fair value of RSUs previously granted but not yet vested remains to be expensed in fiscal 2020, $404 in 2021 and $140 in 2022.

During the year ended December 31, 2019, stock-based compensation expense related to RSUs of $2,252 was charged to operating expenses (2018 - $939).

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2017	1,550
Converted into common shares	(123)
Granted	246
Forfeited	(5)
Balance, RSUs outstanding as at December 31, 2018	1,668
Converted into common shares	(206)
Granted	955
Forfeited	(20)
Cancelled	(9)
Balance, RSUs outstanding as at December 31, 2019	2,388

Deferred Share Units (in thousands)

During the year ended December 31, 2019 the Company granted 135 DSUs (2018 – 87) with the total estimated fair value of $611 (2018 – $497) to the Company’s independent directors in lieu of cash payments of directors’ fees.

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2017	41
Granted	87
Balance, DSUs outstanding as at December 31, 2018	128
Granted	135
Converted into common shares	(35)
Balance, DSUs outstanding as at December 31, 2019	228

25

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	EQUITY COMPENSATION (continued)

Equity Incentive Plan (continued)

Stock Options (in thousands)

No stock options were granted by the Company during the year ended December 31, 2019 (2018 - 90). Stock options outstanding and exercisable as at December 31, 2019 are as follows:

Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2019 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2019 (in 000's)	Weighted Average Exercise Price CAD$
$1.50-$2.35	860	1.0	2.12	860	2.12
$4.55 - $5.00	1,027	2.2	4.89	1,027	4.89
$8.05 - $12.34	1,844	2.7	8.31	1,844	8.31
	3,731	2.2	5.94	3,731	5.94

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CAD$)
Balance, stock options outstanding as at December 31, 2017	5,306	4.85
Granted	90	9.54
Exercised	(176)	(1.59)
Forfeited	(44)	(7.72)
Expired	(24)	(6.23)
Balance, stock options outstanding as at December 31, 2018	5,152	5.02
Exercised	(1,203)	(2.60)
Expired	(218)	(6.41)
Balance, stock options outstanding as at December 31, 2019	3,731	5.94

The weighted average share price at the time of exercise of options during the year ended December 31, 2019 was CAD$4.73 (2018 – CAD$5.52).

During the year ended December 31, 2019, stock-based compensation expense related to stock options of $239 (2018 - $3,172) was charged to operations, $4 was charged to production costs (2018 – $62), and $nil was allocated to inventory (2018 – $4).

26

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	EQUITY COMPENSATION (continued)

Performance Share Units (“PSUs”) (in thousands)

On August 21, 2018, the Company granted 699 PSUs to its officers and employees with a total estimated fair value of $4,030. On October 8, 2019, the Company granted 323 PSUs to its officers and employees with a total estimated fair value of $1,513. All PSUs vest on the third anniversary of the grant date. The fair value of the PSUs granted is being recorded as a stock-based compensation expense and charged to operating expenses over the vesting period.

The PSUs are earned on the basis of Total Shareholder Return (“TSR”) relative to the return of the peer companies over four weighted performance periods:

-	20% will be earned based on TSR during year 1 of the performance period (first year following the grant date);
-	20% will be earned based on TSR during year 2 of the performance period (second year following the grant date);
-	20% will be earned based on TSR during year 3 of the performance period (third year following the grant date);
-	40% will be earned based on TSR during years 1-3 of the performance period (first, second and third years following the grant date).

The number of shares issued upon vesting of PSUs depends on the performance of the Company shares compared to the peer group of companies and can vary from zero to up to two times the number of PSUs granted.

The fair value of the PSUs is estimated on the date of grant using a valuation model based on Monte Carlo simulation with the following assumptions used for the grants made during the period:

	October 8, 2019	August 21, 2018
Number of PSUs granted	323	699
Correlation coefficient between the peer group companies	13.1%	13.1%
Risk-free interest rate	1.38%	2.7%
Dividend rate	0%	0%
Annualized volatility	62.5%	71.9%
Peer Group average volatility	64.1%	65.9%
Estimated forfeiture rate	10.0%	11.6%
Fair value per PSU granted (CDN$)	6.25	8.50
Total fair value of PSUs granted, prior to forfeiture rate adjustment (CDN$)	2,016	5,945

As at December 31, 2019, $1,771 of the fair value of PSUs previously granted but not yet vested remains to be expensed in 2020, $1,275 in 2021, and $352 in 2022.

During the year ended December 31, 2019, stock-based compensation expense related to PSUs of $1,628 was charged to operating expenses (2018 - $481).

27

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2017	-
Granted	699
Balance, PSUs outstanding as at December 31, 2018	699
Forfeited	(12)
Granted	323
Balance, PSUs outstanding as at December 31, 2019	1,010

Subsequent to the year end, the Company issued 121 shares, comprised of 118 shares issued upon the cashless exercise of 147 stock options and 3 shares issued upon the conversion of an equal number of RSUs.

10.RELATED PARTY TRANSACTIONS

Minera Exar entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to Note 5).

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L., the Company’s 50% share of which was $1,594 during the year December 31, 2019.

During the year ended December 31, 2019, the Company’s 50% share of director’s fees paid by Minera Exar to its President, who is also a director of the Company, was $37 (2018 - $38).

There were no contractual or other commitments arising from the related party transactions described above in this Note 10. The amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and have no specific terms of payment.

In consideration for Bangchak (a related party of the Company, by virtue of its position as a shareholder and a lender under the $205,000 senior credit facility) providing its consent to the Project Investment, following the Company’s approval of the expansion of the stated production capacity of the Cauchari-Olaroz project from its current targeted production of 25,000 tonnes per annum (“tpa”) to 40,000 tpa, and entry into an amended off-take agreement with Bangchak, the Company provided incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, up to an aggregate maximum of 6,000 tpa of lithium carbonate (at a 40,000 tpa project capacity) at market prices. In addition, the consent includes a commitment from Bangchak to provide up to $50,000 of additional debt financing on substantially the same terms as the Company’s existing senior credit facility, however, with the proceeds of such financing available for a broader purpose.

28

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

10.RELATED PARTY TRANSACTIONS (continued)

Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and consent of the Company’s other lender, Ganfeng, under the $205,000 senior credit facility and the Limited Recourse Loan Facility. There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 5, 8 and 19.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team.

The remuneration of directors and members of the executive management team was as follows:

	For the years ended December 31,
	2019 $	2018 $
Stock-based compensation	2,731	2,410
Salaries, benefits and directors' fees included in general and administrative expenses	2,565	2,636
Salaries and benefits included in exploration expenditures	369	547
Salaries and benefits capitalized to Investment in the Joint Venture	504	812
Salaries and benefits capitalized to PP&E	204	-
	6,373	6,405

	As at December 31,	As at December 31,
	2019 $	2018 $
Total due to directors and executive team	357	164

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and have no specific terms of payment.

29

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	For the years ended December 31,
	2019	2018
	$	$
Salaries, benefits and directors' fees	3,657	4,410
Office and administration	941	1,279
Professional fees	955	1,218
Regulatory and filing fees	235	826
Travel	444	615
Investor relations	227	309
Depreciation	233	93
	6,692	8,750

12.	EXPLORATION EXPENDITURES

The following table summarizes the Company’s exploration expenditures related to the Thacker Pass project:

	For the years ended December 31,
	2019 $	2018 $

Drilling and geological expenses	533	1,319
Permitting and environmental	227	3,239
Engineering	1,063	173
Consulting and salaries	5,574	4,255
Field supplies and other	757	552
Depreciation	371	477
Total exploration expenditures	8,525	10,015

During Q2 2019, Lithium Nevada entered into a mining design, consulting and mining operations agreement with a mining contractor on its Thacker Pass project. According to the agreement, Lithium Nevada will receive $3,500 from the mining contractor in seven consecutive equal quarterly instalments, of which $1,500 was received during the year ended December 31, 2019, and recorded in other liabilities (Note 8). Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or will repay $3,500 without interest if a final project investment decision is not made by 2024.

30

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	SEGMENTED INFORMATION

The Company operates in three operating segments and three geographical areas. The Thacker Pass project is in the exploration stage and the Cauchari-Olaroz project is in the development stage. Since August 16, 2019 the Cauchari-Olaroz project has been accounted for as a joint operation; it was previously accounted for as a joint venture using the equity method. The organoclay segment is classified as a discontinued operation (Note 18).

The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2019
Property, plant and equipment	-	1,147	156,854	923	158,924
Assets held for sale	4,279	-	-	-	4,279
Exploration and evaluation assets	-	3,852	-	-	3,852
Total assets	5,621	5,817	248,821	33,540	293,799
Total liabilities	(1,207)	(3,325)	(42,431)	(87,215)	(134,178)
For the year ended December 31, 2019
Property, plant and equipment additions	23	736	31,447	813	33,019
Loss from discontinued operations	(2,193)	-	-	-	(2,193)
Net (loss)/income	(2,193)	(9,462)	3,035	60,285	51,665
Exploration expenditures	-	8,525	-	-	8,525
Depreciation	326	379	195	226	1,126

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2018
Property, plant and equipment	4,581	791	-	51	5,423
Exploration and evaluation assets	-	3,540	-	-	3,540
Total assets	7,406	5,157	35,282	56,094	103,939
Total liabilities	(1,695)	(1,442)	-	(18,520)	(21,657)
For the year ended December 31, 2018
Property, plant and equipment expenditures	178	610	-	23	811
Loss from discontinued operations	(14,445)	-	-	-	(14,445)
Net (loss)/income	(14,445)	(11,182)	347	(2,987)	(28,267)
Exploration expenditures	-	10,015	-	-	10,015
Depreciation	1,158	193	-	13	1,364

31

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	SEGMENTED INFORMATION (continued)

The Company’s non-current assets and revenues of the discontinued operation are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at December 31, 2019	923	5,000	156,853	162,776
As at December 31, 2018	51	8,912	35,282	44,245
Revenue of the discontinued operation
For the year ended December 31, 2019	-	5,348	-	5,348
For the year ended December 31, 2018	-	4,843	-	4,843

1Non-current assets attributed to geographical locations exclude financial and other assets.

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	As at December 31,	As at December 31,
	2019 $	2018 $
Accounts payable related to property, plant and equipment	29	101
Accounts payable related to inventories	357	699
Accounts payable related to financings	78	73

Change in accounts payable related to property, plant and equipment of the Joint Operation since commencement of the Joint Operation accounting to December 31, 2019 was an increase of $2,457.

	For the years ended December 31,
	2019 $	2018 $
RSUs and DSUs granted to settle accrued liabilities	2,110	1,268
Assets acquired under lease agreements	1,197	43
Interest paid	3,194	50
Income taxes paid	-	-

32

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

15.	INCOME TAXES

Income tax recognized in profit or loss is comprised of the following:

	December 31, 2019 $	December 31, 2018 $
Withholding taxes accrued (i)	1,445	-
Current income tax	-	-
Tax expense (recovery)	1,445	-

i) Estimated accrued foreign withholding taxes of $1,445 at December 31, 2019 (2018 - $0) are payable when interest from intercompany loans between the Company and its Joint Operation is received.

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	For the years ended December 31
	2019 $	2018 $

Income/(Loss) for the year before tax	53,110	(28,267)
Statutory tax rate	27%	27%

Expected income tax expense/(recovery) at statutory tax rate	14,340	(7,632)

Items not taxable for income tax purposes	(369)	(1,316)
Gain on dilution of interest in Joint Venture	(20,113)	-
Effect of lower tax rate in foreign jurisdiction	1,034	2,021
Withholding tax expense	1,445
Change in unrecognized deferred tax assets and other	5,108	6,927
Tax expense	1,445	-

33

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

15.	INCOME TAXES (Continued)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2019 $	December 31, 2018 $
Deferred tax assets:
Tax loss carryforwards	29,308	18,956
Exploration and evaluation assets	170	472
Financing costs	112	436
Capital assets	1,707	2,203
Other	3,190	131
Deferred tax assets	34,487	22,198

Deferred tax liabilities:
Capital assets	(3,749)	-
Other	(270)	-
Deferred tax liabilities	(4,019)	-

Unrecognized deferred tax assets	30,468	22,198

The Company has Canadian non-capital loss carryforwards of CDN$61,000 (2018 - CDN$44,100) expiring between 2027 – 2039 and in the US of approximately $64,000 (2018 - $48,500) some of which expire in 2029 and some of which have no expiry, and in Argentina of $13,000 expiring between 2023 – 2024 which are available to reduce taxable income in Canada, the US and Argentina, respectively.

34

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

16.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position. As at December 31, 2019, the fair value of financial instruments not measured at fair value approximates their carrying value.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, receivables and loans to the Joint Operation.  The Company’s maximum exposure to credit risk for cash, cash equivalents and receivables is the amount disclosed in the consolidated statements of financial position.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks. The Company and its subsidiaries, including its joint operation, Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

Included in the receivables, prepaids and deposits are credit sales receivables of $549.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables and loans to the Joint Operation is minimal.

35

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

16.	FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at December 31, 2019, the Company had a cash and cash equivalents balance of $83,614 (December 31, 2018 - $41,604) to settle current liabilities of $14,990 (December 31, 2018 - $3,361).  Cash and cash equivalents balance as at December 31, 2019, includes the Company’s 50% share ($52,495) of the Joint Operation’s cash and cash equivalents of $104,989.

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2020	2021	2022 and later	Total
	$	$	$	$
Credit facility¹	6,707	6,693	110,038	123,438
Joint Operation borrowings¹	-	-	59,761	59,761
Accounts payable and accrued liabilities	11,879	-	-	11,879
Obligations under office leases¹	298	172	540	1,010
Other obligations¹	229	228	8,219	8,676
Total	19,113	7,093	178,558	204,764

¹Credit facility, Joint Operation borrowings, Obligations under office leases and Other obligations include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries. As at December 31, 2019, $30,616 of the Company’s cash and cash equivalents held by the Company (which has a CDN$ functional currency) were denominated in US$. The Company had drawn $83,750 under its US$ denominated credit facility and recognized $28,845 Joint Operation borrowings as at December 31, 2019. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% at December 31, 2019 would have resulted in a foreign exchange (loss)/gain for the Company of $5,313, respectively.

36

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

17. CAPITAL DISCLOSURE

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure. The capital structure of the Company consists of long-term borrowings, project debt facilities and equity attributable to common shareholders, comprising issued capital, contributed surplus, and deficit. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out the planned exploration and development of its projects and pay for administrative costs, the Company will spend its existing working capital, draw on its project debt facilities and the Limited Recourse Loan Facility or raise additional amounts as needed and if available.

We have no significant financial covenants or capital requirements with our lenders or other parties.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the year ended December 31, 2019.

37

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

18.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATION

In Q4 2019, the Company’s Board made a strategic decision to wind-up the organoclay business in an orderly fashion, including divesting of its assets. The organoclay business is non-core to the Company’s portfolio of lithium projects.

Organoclay property, plant and equipment is classified as assets held for sale as at December 31, 2019 and is recognized at the lower of its carrying value and fair value less cost to sell.

The results from operations for the organoclay business have, together with restated comparatives, been presented as discontinued operations within the Consolidated Statements of Comprehensive Income/(Loss) and the Consolidated Statements of Cash Flows.

	Years Ended December 31,
	2019	2018
	$	$
ORGANOCLAY SALES	5,348	4,843
COST OF SALES		-
Production costs	(5,867)	(5,681)
Depreciation	(427)	(1,119)
Total cost of sales	(6,294)	(6,800)
GROSS LOSS	(946)	(1,957)

EXPENSES
Organoclay research and development	(281)	(578)
Impairment of Organoclay property, plant and equipment and write off of other assets	(393)	(11,580)
General, administrative and other	(573)	(330)
	(1,247)	(12,488)

NET LOSS FROM DISCONTINUED OPERATIONS	(2,193)	(14,445)

Loss per share - basic	(0.02)	(0.16)
Loss per share - diluted	(0.02)	(0.16)

Net cash outflow from discontinued operations	(673)	(1,251)

Cash outflow from discontinued operations is included in cash flow from operating activities in the statements of cash flows. Discontinued operations have not generated or used cash in investing or financing activities.

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LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

19.	SUBSEQUENT EVENTS

Subsequent to the year end, the Company received $12,000 drawdown from its $205,000 senior credit facility, $20,000 drawdown from its $100,000 Limited Recourse Loan Facility to fund the development expenditures on the Cauchari-Olaroz project and an additional $2,200 drawdown from its Limited Recourse Loan Facility to fund payment of interest under the $205,000 senior credit facility.

On February 7, 2020, the Company entered into definitive agreements (the “2020 Cauchari Transaction”) with Ganfeng whereby Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,000, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an approximate 8.5% interest in Minera Exar).

In addition, the Company and Ganfeng have agreed to restructure Exar Capital BV to reflect the proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng Lithium has agreed to provide $40,000 to Exar Capital BV in non-interest-bearing loans, repayable in 2029 (subject to an additional one-year extension). Proceeds of the loans will be used to repay intercompany loans owing to Lithium Americas, with $20,000 to be paid on closing of the 2020 Cauchari Transaction and an additional $20,000 payable on August 1, 2020 (or such earlier date as the parties may agree).

Upon completion of the 2020 Cauchari Transaction, Ganfeng will become the controlling shareholder of Minera Exar while Lithium Americas will receive fulsome minority shareholder protective rights. The shareholder agreement and related agreements will be amended on the closing of the 2020 Cauchari Transaction to preserve joint approval for various substantive matters involving Minera Exar.

Closing of the 2020 Cauchari Transaction is subject to receipt of all required regulatory approvals, consent of Lithium Americas’ senior lenders, settlement of an amended and restated shareholder agreement and other definitive agreements, and other customary closing conditions.

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